[redacted]

SECURI 10029142 ISSION

SEC
Mail Processing
Section

MAR 11 2010

Washington, DC
122

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SEC FILE NUMBER
8 - 52671

3/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safdie Investment Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Gilman (212) 457-8632
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, David Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Safdie Investment Services Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Operation

Title

Notary Public

SUZZANNE ZUPKY
Notary Public, State of New York
No. 01ZU4524559
Qualified in Nassau County
Commission Expires 8/31/2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
SAFDIE Investment Services Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by SAFDIE Investment Services Corp. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 9, 2010

SAFDIE INVESTMENT SECURITIES CORP.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period From April 1, 2009 Through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$	3,035,950
General Assessments at .0025	$	7,590
Payment Remitted with Form SIPC-4		150
Payment Remitted with Form SIPC-6		5,209
		5,359
Amount Due with Form SIPC-7T	$	2,231

SAFDIÉ INVESTMENT SERVICES CORP.
(In Liquidation)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2009

SAFDIÉ Investment Services Corp.
(In Liquidation)

Statement of Financial Condition

Contents

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
SAFDIÉ Investment Services Corp. (In Liquidation)

We have audited the accompanying statement of financial condition of SAFDIÉ Investment Services Corp. (In Liquidation) (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

As discussed in Note 2 to the financial statement, the Company was notified by its parent company that a plan of liquidation was approved on December 8, 2009. As a result, the Company has changed its basis of accounting for periods after December 8, 2009 from a going concern basis to a liquidation basis.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SAFDIÉ Investment Services Corp. (In Liquidation) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 9, 2010

SAFDIÉ Investment Services Corp.

(In Liquidation)
Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 876,386
Cash segregated pursuant to federal regulations	675,549
Investment in Financial Partners Capital Management	1,127,500
Receivables from clearing brokers	1,125,324
Accounts receivable	454,941
Securities owned, at fair value	147,892
Fixed assets, net	211,152
Security deposit	23,703
Prepaid expenses	53,212
Total assets	$ 4,695,659
Liabilities and stockholder's equity	
Liabilities:	
Payables to customers	$ 432,170
Payable to Parent	190,553
Accrued expenses	684,765
Other liabilities	1,278
Total liabilities	1,308,766
Stockholder's equity:	
Common stock (100 shares authorized, issued and outstanding, $0.01 par value)	1
Additional paid-in capital	24,700,393
Accumulated deficit	(21,313,501)
Total stockholder's equity	3,386,893
Total liabilities and stockholder's equity	$ 4,695,659

See accompanying notes to financial statement

SAFDIÉ Investment Services Corp.
(In Liquidation)
Notes to Financial Statement

1. Organization

SAFDIÉ Investment Services Corp., (the "Company") (In Liquidation) is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated on April 14, 2000 in the state of New York and was registered as a broker dealer on January 8, 2001.

The Company provides traditional brokerage services for customers in equities, corporate debt, mutual funds, government securities, municipal securities and unit investment trusts. The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC. National Financial Services LLC is referred to as the "clearing broker". As of December 31, 2009, the Company continues to carry a limited number of customer positions in certain mutual funds on an omnibus basis.

The Company is owned by Multifinance SA, a subsidiary of Banque Safdié SA of Geneva, Switzerland (the "Parent"). The Company is wholly dependent on the continued support of Multifinance SA.

2. Liquidation Plan

On December 8, 2009, the Board of Directors of the Parent elected to cease all operations in the United States. As a result, the Company entered a plan of liquidation which is expected to be completed by or around June 30, 2010. The plan of liquidation changes the Company's basis of accounting from a going concern basis to a liquidation basis.

3. Significant Accounting Policies

Liquidation Basis of Accounting

The liquidation basis of accounting is appropriate when the liquidation of a company appears imminent and the net realizable value of its assets is reasonably determinable. Under this basis of accounting, assets are stated at their net realizable value, liabilities are stated at their estimated settlement amounts, and estimated costs through the liquidation date are provided to the extent reasonably determinable.

The transition from the going concern basis of accounting to the liquidation basis of accounting required management to make significant estimates and judgments. There were no material adjustments made to the statement of financial position or results of operations as a result of this transition.

3. Significant Accounting Policies (continued)

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), applied on the basis described in the preceding paragraph.

These financial statements were approved by management and available for issuance on March 9, 2010. Subsequent events have been evaluated through this date.

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Securities Owned, at Fair Value and Valuation

All securities owned are valued at fair value and unrealized gains and losses are reflected in revenues.

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

3. Significant Accounting Policies (continued)

Securities Owned, at Fair Value and Valuation (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, determination of fakir value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that can not be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Fund in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.

In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

3. Significant Accounting Policies (continued)

Securities Owned, at Fair Value and Valuation (continued)

Valuation Techniques

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the market place. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Fair value for many cash and OTC contracts is derived using price models. Pricing models take into account the contract items (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

Revenue Recognition

Customers' securities transactions are reported on a settlement date basis with commission income and profits from riskless principal transactions and the related expenses reported on a trade date basis.

Securities transactions and related expenses are recorded on a trade–date basis. Securities owned and securities sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation and depreciation reflected in principal transactions on the statement of operations. The Company typically transacts riskless principal trades with customers.

Mutual fund distribution fees are based on the amount of customer funds deposited. Account maintenance, wire transfer and other fees are charged to customer accounts based on contractual terms or as the service is provided. All fee income is recorded on an accrual basis in the statement of operations.

3. Significant Accounting Policies (continued)

Revenue Recognition (continued)

Investment management fees are based upon the value of the customers' assets under management. Customers are charged quarterly based on contractual terms. All fee income is recorded on an accrual basis in the statement of operations.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Equity Method for Investments

For variable interest entities, we assess the terms of our interest in the entity to determine if we are the primary beneficiary as prescribed by Accounting Standards Codification Topic 810 - Consolidations. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. Variable interests are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests. At December 31, 2009, the Company has no variable interest entities in which it is the primary beneficiary. When the Company does not have a controlling financial interest in an entity, the Company accounts for its investment in accordance with the equity method of accounting. This generally applies to cases in which the Company owns a voting or economic interest of between 20 and 50 percent (Note 10).

Property and Equipment

Furniture and fixtures, computer equipment, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and fixtures and computer equipment are depreciated on a straight-line basis over five years and three years, respectively. Leasehold improvements are amortized on a straight-line basis over the shorter of 10 years or the term of the respective leases.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the leases, using the straight line method.

3. Significant Accounting Policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

SAFDIÉ Investment Services Corp.
(In Liquidation)
Notes to Financial Statement

4. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy. See Note 3 for a discussion of the Company's fair value policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2009:

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Securities owned, at fair value	$ 147,892	$ -	$ -	$ 147,892
Total	$ 147,892	$ -	$ -	$ 147,892

All securities owned are pledged to the clearing brokers under terms which permit the clearing brokers to sell or re-pledge the securities to others subject to certain limitations.

5. Payables to Customers

Customer payables represent free credit balances, funds deposited by customers and or funds accruing to customers as a result of trades or contracts.

The Company establishes allowances for any potential losses in customer accounts based upon an evaluation of the credit risk pertaining to that customer. It is the policy of the Company to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying financial statements. At December 31, 2009, management has determined that no allowance for losses is required.

6. Receivables from Clearing Brokers

At December 31, 2009, amounts receivable from clearing brokers consisted of cash and security deposits held at the Company's clearing broker.

SAFDIÉ Investment Services Corp.
(In Liquidation)
Notes to Financial Statement

7. Fixed Assets

At December 31, 2009, fixed assets consisted of the following:

Leasehold improvements	$ 264,773
Computer and equipment	705,220
Furniture and fixtures	82,628
	1,052,621
Less accumulated depreciation and amortization	(841,469)
Fixed assets, net	$ 211,152

8. Income Taxes

The provision for income taxes for the year ended December 31, 2009 consists of the following:

Current:	
Federal	$ -
State and local	25,487
	25,487
Deferred:	
Federal	5,831,135
State and local	1,723,208
	7,554,343
Reversal of valuation allowance and deferred tax assets	(7,554,343)
Total	$ 25,487

In December 2009, the Company was informed that they were going to be shut down in June 2010 and cease operations. As a result, the NOLs from which the deferred tax asset is derived will never be utilized. Accordingly, the Company has fully reversed its deferred tax asset and the associated valuation allowance. As there was a full valuation allowance set against the deferred tax asset, there is no effect on the financial statements as a result of this transaction.

9. Commitments, Contingencies, and Other Off-Balance Sheet Risks

The Company leases office space from Mutual of America Life Insurance Company under a non-cancelable lease extending through November 2011. At December 31, 2009, the Company's future minimum commitments under this lease agreement are approximately as follows:

Year ended December 31,	
2010	$ 1,100,000
2011	917,000
	$ 2,017,000

9. Commitments, Contingencies, and Other Off-Balance Sheet Risks (continued)

The Company exited space leased from Mutual of America Life Insurance Company on December 6, 2005 and moved its operations to a lower cost location. As a result of this decision, in 2005 the Company incurred a loss of approximately $1,218,000 which represented the present value of its contractual future lease payments related to the building from which it moved, reduced by expected sublease income (see below). This amount was calculated in accordance with GAAP.

On December 6, 2005 the Company entered into a sublease agreement for the above mentioned space with George Weiss Associates, Inc. (the subtenant). At December 31, 2009, the subtenant's future minimum lease payments to the Company are approximately as follows:

Year ended December 31,		
2010	$	994,000
2011		911,000
	$	1,905,000

At December 31, 2009, the remaining unamortized balance of the accrual was approximately $337,000 and is included in accrued expenses on the statement of financial condition. The related accretion totaled approximately $26,000 for 2009 and is included in occupancy and equipment on the statement of operations. The net 2009 occupancy expense related to the aforementioned office space is approximately $16,000.

On December 6, 2005, the Company entered into an agreement with Mizuho Securities USA Inc. in which the lease of Mizuho Securities USA Inc, dated April 25, 2002 with Madison 45 LLC, was fully assigned to the Company for its new office location. The lease extends through April 2012. Mizuho Securities USA Inc. pays a "Post Step-up Monthly Fixed Rent Shortfall Amount" of approximately $7,000 through the remainder of the lease term.

At December 31, 2009, the Company's future minimum commitments under the lease agreement are approximately as follows:

Year ended December 31,		
2010	$	590,000
2011		590,000
2012		197,000
	$	1,377,000

9. Commitments, Contingencies, and other Off-Balance Sheet Risks (continued)

The minimum commitments by the Company under the lease agreement will be reduced by the fixed "shortfall amount" obligations of Mizuho Securities USA Inc., and any operating expense shortfall as per the agreement with the Company, for the term of the contract by the following approximate minimum amounts:

Year ended December 31,	
2010	$ 87,000
2011	87,000
2012	36,000
	$ 210,000

In 2009 the Company recognized approximately $118,000 in sublease fees from Mizuho Securities USA Inc.

The Company has a month to month sublease with Financial Partners Capital Management for space at the Company's current location. The ongoing agreement calls for a monthly payment of approximately $8,000 plus 18% of common expenses.

The net 2009 occupancy expense related to the office space above was approximately $466,000 and is included on occupancy and equipment on the statement of operations.

The Company leases office space from NNN Aventura Harbour Centre LLC under a non-cancelable lease extending through July 2015. At December 31, 2009, the Company's future minimum commitments under this lease agreement are approximately as follows:

Year ended December 31,	
2010	$ 61,000
2011	63,000
2012	65,000
2013	67,000
2014	69,000
Thereafter	41,000
	$ 366,000

The net 2009 occupancy expense related to the aforementioned office space is approximately $47,000 and is included on occupancy and equipment on the statement of operations.

9. Commitments, Contingencies, and other Off-Balance Sheet Risks (continued)

The Company and Banque Safdie have an agreement to pay the Company a quarterly fee in conjunction with the aforementioned office space. At December 31, 2009, the Company has a corresponding receivable for unpaid fees totaling approximately $45,000, which is included in accounts receivable on the statement of financial condition.

The Company and Banque Safdie have an "Office Service Agreement" to pay the Company a quarterly fee in conjunction with a sub-lease agreement that the Company has with Akro Consulting in Florida. The Company is not required to make any future minimum lease payments in conjunction with the sub-lease. For the year ended December 31, 2009, the Company has incurred approximately $46,000 in occupancy expense related to this office space.

The Company may be involved in litigation and regulatory matters arising in the normal course of business. At December 31, 2009, the Company has a law suit pending involving NNN Aventura Harbour Centre, LLC in regards to contracted reimbursement of construction expenses. The suit was settled in January 2010 to the Company's satisfaction. In addition, management is not aware of any unasserted claims or assessments against the Company.

As a securities broker-dealer, the Company engages in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk may occur in the event a customer, the clearing broker or counterparty does not fulfill its obligation arising from a transaction. All trades pending at December 31, 2009 were settled without adverse effect on the Company's financial position.

The Company maintains a cash balance at a financial institution, which periodically exceeds the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any loss and believes it is not subject to any significant credit risk.

The Company applies the provision of *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing brokers, without limit, for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, the Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly no contingent liability is carried in the statement of financial condition for these arrangements.

SAFDIÉ Investment Services Corp.
(In Liquidation)
Notes to Financial Statement

10. Investment in Financial Partners Capital Management

On January 2, 2007, the Company entered into a Securities Purchase Agreement ("SPA") by and among the Company and Financial Partners Capital Management, LLC ("FPCM"), an SEC registered investment advisor located in New York, NY, and an FPCM Class A Manager (the "Manager"), to purchase 2,499 Class B shares of FPCM which represents a 24.99% ownership percentage for total consideration of $1,100,000. The Company's ownership percentage entitles it to 24.99% of shareholder income which is defined as net income less a provision for a management incentive (30% of net revenues) and less management salaries and contractual incentives as described in the SPA.

As defined in the SPA, the Company has the right after 90 days after the third anniversary of the closing date of the SPA to (1) purchase 3,000 Class A shares of FPCM from the Manager at which point the 2,499 Class B shares initially purchased by the Company will be converted into Class A shares of FPCM and the remaining Class A shareholders will be converted into Class B shares; (2) the Company can sell all 2,499 Class B shares back to the Manager at the price defined in the Unit Holders Agreement; (3) the Company has the right to do nothing and keep the 2,499 Class B shares. If the Company chooses this option, the Manager has the right to buy back the Class B shares as specified in the Unit Holders Agreement.

The Company's investment in FPCM is accounted for under the equity method of accounting prescribed by GAAP. Under this method, the Company's initial investment in FPCM is recorded at cost and adjusted by the Company's share of the contributions, distributions and undistributed earnings or losses of FPCM.

The following summary financial data for FPCM as of and for the year ended December 31, 2009, was derived from the audited financial statements of FPCM.

Current assets	$ 213,728
Non-current assets	11,545
Current liabilities	175,245
Non-current liabilities	-
Members' equity	50,028
Net revenues	1,737,123
Net income	$ 121,586

For the year ended December 31, 2009 the Company recorded income of approximately $46,000 for its 24.99% share of the investment in FPCM and is included in equity in earnings of investee on the statement of operations. Of the $46,000, $27,500 represents a receivable from FPCM as of December 31, 2009.

11. Related-Party Transactions

In the normal course of business, the Company provides execution services through a DVP/RVP account that Banque Safdié maintains with the Company. During the year ended December 31, 2009, the Company earned approximately $284,000 in commissions and approximately $1,120,000 from principal transactions with Banque Safdié. This income is recorded in commissions and principal transactions, respectively, on the statement of operations.

During 2009, the Company received approximately $49,000 in fees through Banque Safdié and affiliates for the distribution of mutual funds. These amounts are recorded in mutual fund distribution fees on the statement of operations. At December 31, 2009, the Company has a related receivable from Banque Safdié and affiliates for approximately $32,000 which is included in accounts receivable on the statement of financial condition.

In accordance with its "Cooperation Agreements" with Banque Safdié and Multi Finance S.A., the Company receives fees for providing certain investment advisory services. For the year ended December 31, 2009, the Company earned fees of approximately $596,000 in conjunction with these agreements. These amounts are included in management fees and other on the statement of operations. At December 31, 2009, the Company has a corresponding receivable for unpaid fees totaling approximately $147,000, which is included in accounts receivable on the statement of financial condition.

12. Net Capital and other Requirements

The Company, as a member of FINRA, is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the aggregate indebtedness method permitted by the Rule which requires that the Company maintain minimum net capital of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of approximately $1,424,000, which exceeded its requirement of $250,000 by approximately $1,174,000.

Under the clearing arrangement with the clearing brokers, the Company is required to maintain certain minimum levels of net capital. At December 31, 2009, the Company was in compliance with all such requirements.

The Company has entered into a proprietary account of introducing broker-dealer ("PAIB") agreement with National Financial Services LLC. The agreement allows the Company to consider assets held in its proprietary accounts as allowable assets for purposes of SEC rule 15c3-1.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

12. Net Capital and other Requirements (continued)

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2009, the Company had a reserve requirement of approximately $610,000 and a total of approximately $676,000 on deposit in the Company's Special Reserve Bank Account.

13. Employee Benefit Plans

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 3% of the contributions made by the participant to the Plan, not to exceed 4% of the employee's eligible compensation, capped at the personal contribution limit of the employee's compensation, up to their eligible limits. The Company made matching contributions to the Plan of approximately $45,000 for the year ended December 31, 2009. This amount is reflected in compensation and benefits expense on the statement of operations.

14. Subsequent Events

In January 2010, the Company exercised the Company's put option in regards to the Company's 24.99% ownership of FPCM. The Company will sell all 2,499 Class B shares back to the Manager at the price defined in the Unit Holders Agreement. The Company will generate a net loss of approximately $468,000 as a result of exercising the put option.